

September 17, 2010

J. Gordon Huszagh
President and Chief Executive Officer
Suffolk Bancorp
4 West Second Street
P.O. Box 9000
Riverhead, New York 11901

> **Re: Suffolk Bancorp**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2009**
> **Quarterly Report on Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-13580**

Dear Mr. Huszagh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
General

1.   We note your intention to incorporate by reference certain portions of your proxy statement into Part III of your Annual Report on Form 10-K. In accordance with the instructions to Form 10-K, you are required to indicate the documents incorporated by reference on the front cover of your Annual Report on Form 10-K rather than in Part I of your Annual Report on Form 10-K. Properly list any incorporated documents by reference on the front cover of your future filings.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Non-Performing Loans, page 13</u>

2.   We note that your non-performing loans included restructured loans of $10 million as of December 31, 2009. Please revise your future filings to disclose the following information related to your restructured loans:

- Quantify the dollar amount of restructured loans that were impaired as of each period presented;
- Quantify the extent to which any restructured loans have been subsequently charged-off during the six months ended June 30, 2010;
- Clearly and comprehensively discuss your nonaccrual policies for restructured loans; and
- Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

3.   Please tell us and revise future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise your future filings to disclose the following:

- Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
- Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
- Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- Clarify whether the B note is immediately charged-off upon restructuring.
- Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose if you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification; and
- Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

4.   We note your disclosure of the amount of collateral value securing non-performing loans. In order to help investors better understand the extent to which you hold collateral for each type of non-performing loan, please consider revising your future filings to disclose the amount of non-performing loans secured by collateral and related collateral value by loan category. Please also provide us with this information as of December 31, 2009 and June 30, 2010.

Item 8. Financial Statements and Supplementary Data
Note 4 – Allowance for Loan Losses, page 33

5.   Given the significant increase in the amount of your impaired loans, please tell us and revise future filings to provide enhanced disclosures with respect to your impaired loans. For instance, consider expanding your table on page 33 to quantify, by each loan type, impaired loan balances differentiating between impaired loans with and without valuation reserves. Please provide us with this disclosure as of both December 31, 2009 and June 30, 2010.

Note 14 – Fair Value of Financial Instruments, page 41

6.   We note your disclosure on page 42 that fair value for impaired loans is based on market value of collateral which may be real estate or other collateral. We also note you determine the value of collateral based on appraisals. Please tell us and revise future filings to provide enhanced disclosures in your MD&A with respect to the types of collateral securing the loans including the following:
   * The approximate amount or percentage of impaired loans for which you relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
   * The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
   * In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
   * If you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
   * How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
   * In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans;
   * The amount of charge-offs recorded on your impaired loans which are therefore not included in your specific valuation allowance at period end; and
   * For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Item 1. Business
Available Information, page 49

7.   In future filings please correct the address of the Securities and Exchange Commission.

Supervision and Regulation, page 49

8.   Provide us with proposed disclosure and include in future filings a discussion of the Troubled Assets Relief Program and the American Recovery and Reinvestment Act, with a particular focus on how this regulations impact your operations.

Item 11. Executive Compensation
Objectives of Compensation Program, page 9 and Cash Bonus, page 10

9.   We note your disclosure that you have established measurable performance goals, including return on equity, return on assets and net income and that your cash bonuses reward named executive officers, at least in part, upon net income and return on assets metrics established early in your fiscal year. While we recognize that you do not quantify the weight given to any specific element or follow a formulaic calculation, please provide us with proposed revised disclosure that states the trigger values and actual results for each of your performance metrics that you utilized as part of your review of all relevant criteria.

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

10.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the quarter ended June 30, 2010
Unaudited Consolidated Financial Statements

Note 6 – Allowance for Loan Losses page 15

11.   Please revise your interim future filings beginning with your September 30, 2010 Form
       10-Q to include the disclosures required by ASC 310-10-50-15 with respect to your
       impaired loans in addition to your disclosures for the allowance for loan losses. Please
       also provide us with these disclosures as of June 30, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Judgments and Estimates
Allowance for Loan Losses, page 24

12.   Your table on page 25 indicates that your real estate construction loans represented 13%
       of your total loan portfolio and 43% of your total non-performing loans as of June 30,
       2010. Furthermore, we note that the majority of the increase in non-performing loans
       from $29 million as of December 31, 2009 to $36 million as of June 30, 2010 was
       attributable to your real estate construction loan portfolio. Given the continued
       deterioration in the asset quality of your real estate construction loans, please tell us and
       revise your future filings to comprehensively bridge the gap in the directional consistency
       of your allowance for loan losses allocated to real estate construction loans as of June 30,
       2010 and the percentage of these loans in your non-performing loans.

13.   Please revise your future filings to more clearly describe the circumstances surrounding
       significant changes in charge-offs during each period presented. We note, for example,
       your net loan charge-offs were $3.2 million during the second quarter of 2010 compared
       to $167,000 in the second quarter of 2009 but do not note an explanation for this
       significant increase. Furthermore, it is unclear whether these charge-offs pertain to loans
       that were previously classified as non-performing, impaired and/or were previously
       restructured. Please provide us with a more robust discussion of the facts and
       circumstances leading to this significant increase in charge-offs during the second quarter
       of 2010 and enhance your future filing disclosures accordingly.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa H. Etheredge at (202) 551-3424 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief